UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Syneron Medical Ltd.
(Exact name of registrant as specified in charter)

Israel
(State or other jurisdiction of incorporation or organization)

001-34559
(Commission File Number)

N/A
(IRS Employer Identification No.)

Industrial Zone, Tavor Building P.O.B. 550, Yokneam Illit 20692, Israel
(Address of principal executive offices) (Zip Code)

Hugo Goldman, Chief Financial Officer
Telephone: 972-732-442200
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Introduction

Syneron Medical Ltd. ("Syneron") designs, develops and markets aesthetic medical products based on various proprietary technologies, including Electro-Optical Synergy technology, which uses the synergy between electrical energy and optical energy to provide aesthetic medical treatments. Syneron products are sold primarily to physicians and other qualified practitioners, and target a variety of non-invasive aesthetic medical procedures. Syneron’s product families include, among others, products for hair removal, wrinkle reduction, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, acne treatment, treatment of leg veins, treatment for the temporary reduction in the appearance of cellulite and thigh circumference, ablation and resurfacing of the skin, laser-assisted lipolysis and topical skin-brightening products.  A number of these products contain metals derived from minerals which include tantalum, tin, tungsten, and gold (“Conflict Minerals”) that are necessary to the functionality or production of such products, and it is for this reason that we are filing this Form SD.

Prior to filing this Form SD, Syneron conducted a reasonable country of origin inquiry and supply chain due diligence to determine whether the Conflict Minerals originated in the Democratic Republic of Congo and adjoining countries (“Covered Countries”).  Syneron’s products contain hundreds of components that are purchased from suppliers.  Syneron does not directly source Conflict Minerals, and is many levels removed from mines, smelters or refiners that produce the metals used in Syneron’s products.  The supply chain for Conflict Minerals in the aesthetic medical treatment device industry is complex and lacks an established structure for product manufacturers, such as Syneron, to trace the minerals in its finished products back to their source.  The reasonable country of origin inquiry and supply chain due diligence conducted by Syneron are described in more detail in the attached Conflict Minerals Report.

Syneron’s Conflict Minerals Policy is publicly available at www.investors.syneron.com/governance.

Conflict Minerals Disclosure

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at
www.investors.syneron.com/governance

Section 2- Exhibits

Exhibit 1.01 – Conflict Minerals Report for the Year Ended December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Syneron Medical Ltd. (Registrant)

By:	/s/ Amit Meridor	June 1, 2015
Amit Meridor
Chief Executive Officer